FOIA Confidential Treatment Request Confidential Treatment Requested by Levi Strauss & Co. in connection with Registration Statement on Form S-1 filed on February 13, 2019

Eric C. Jensen

T: +1 650 843 5049

ejensen@cooley.com

March 6, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ruairi Regan
Pam Howell
James Giugliano
Raj Rajan

Re:	Levi Strauss & Co.
Registration Statement on Form S-1
Filed February 13, 2019
File No. 333-229630

Ladies and Gentlemen:

On behalf of Levi Strauss & Co. (the “Company”), we are supplementally providing the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with information regarding the Company’s proposed initial public offering pursuant to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), initially filed with the Commission on February 13, 2019. We are providing this letter in response to comments from the Staff received telephonically relating to the Registration Statement.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at 650-843-5059 rather than rely on the U.S. mail for such notice.

Preliminary Estimated Price Range

The Company supplementally advises the Staff that the Company preliminarily estimates a price range of $[***] to $[***] per share of Class A common stock (the “Preliminary Estimated Price

[***] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

COOLEY LLP, 101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800

T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

March 6, 2019

Range”), which takes into account a ten-for-one stock split of the Company’s common stock that occurred on March 4, 2019. The Preliminary Estimated Price Range has been estimated based, in part, upon current market conditions, the Company’s financial condition and prospects, and input received from the lead underwriters, including discussions that took place on February 28, 2019 between the Company’s board of directors and representatives of the underwriters.

The Company will include a bona fide price range, which it currently expects to be a $2.00 range, in a subsequent amendment to the Registration Statement that would be filed shortly before the commencement of the Company’s roadshow. This information is being provided to the Staff supplementally to facilitate its review process.

Recent Developments

The Company intends to add a discussion of recent developments in a subsequent amendment to the Registration Statement that would be filed shortly before the commencement of the Company’s roadshow. To facilitate the Staff’s review process, Exhibit A attached hereto includes the proposed format of this additional disclosure.

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Please contact me at (650) 843-5049 or Jodie Bourdet of Cooley LLP at (415) 693-2054 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Eric C. Jensen

Eric C. Jensen

Cooley LLP

cc:	Charles V. Bergh, Levi Strauss & Co.

Harmit Singh, Levi Strauss & Co.

Seth R. Jaffe, Levi Strauss & Co.

David Jedrzejek, Levi Strauss & Co.

Jodie Bourdet, Cooley LLP

Siana Lowrey, Cooley LLP

John L. Savva, Sullivan & Cromwell LLP

Sarah P. Payne, Sullivan & Cromwell LLP

[***] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

COOLEY LLP, 101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800

T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

Exhibit A

The following discussion of recent developments will be added in a subsequent amendment to the Registration Statement. This additional disclosure will be inserted after “Our Business Strategies” in the Prospectus Summary.

*    *    *    *

Recent Developments

Set forth below are preliminary estimates of certain unaudited financial information for the three months ended February 24, 2019 and actual unaudited financial results for the three months ended February 25, 2018. Our actual results for the three months ended February 24, 2019 will not be available until after the completion of this offering. We have provided ranges, rather than specific amounts, for the preliminary estimates primarily because our financial closing and review procedures for the three months ended February 24, 2019 are not yet complete. The estimated ranges are preliminary and have not been audited or reviewed and are thus inherently uncertain and subject to change as we complete our financial closing and review procedures for the three months ended February 24, 2019. We are in the process of completing these closing and review procedures and, while we currently expect that our final results will be consistent with the preliminary estimates set forth below, such final results may differ materially from the preliminary estimates as a result of various factors, including those that are set forth under “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” The preliminary estimates are not necessarily indicative of the results to be achieved for the remainder of fiscal year 2019 or any future period.

The preliminary estimates set forth below have been prepared by, and are the responsibility of, our management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled or performed any procedures with respect to the preliminary estimates. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

	Three Months Ended
	February 24, 2019 (Estimated)		February 25, 2018 (Actual)
(in millions)	Low	High
Net revenues	$1,420	$1,435	$1,343.7
Net income	130	146	(18.6)
Other Financial and Operating Data
Adjusted EBIT	$195	$205	$179.6
Adjusted Net Income	136	149	83.4

For the three months ended February 24, 2019, we estimate net revenues in the range of $1,420 million to $1,435 million, representing an increase in the range of 6% to 7% over the three months ended February 25, 2018 (10% to 11% on a constant-currency basis).

For the three months ended February 24, 2019, we estimate net income in the range of $130 million to $146 million. Prior year net loss of $18 million was the result of a $136 million provisional non-cash tax charge, including a $99 million re-measurement of our deferred tax assets and liabilities at lower rates and a $37 million one-time transition tax on undistributed foreign earnings, each as a result of the enactment of the 2017 Tax Cuts and Jobs Act, or the Tax Act.

For the three months ended February 24, 2019, we estimate Adjusted EBIT in the range of $195 million to $205 million, representing an increase in the range of 9% to 14% over the three months ended February 25, 2018. Currency translation impacted Adjusted EBIT for the three months ended February 24, 2019, unfavorably by $9 million.

For the three months ended February 24, 2019, we estimate Adjusted Net Income in the range of $136 million to $149 million, representing an increase in the range of 54% to 69% over the three months ended February 25, 2018.

Adjusted EBIT, Adjusted Net Income and constant-currency net revenues are non-GAAP financial measures used by management to measure our operating performance. For more information on these non-GAAP financial measures, see “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

[***] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

COOLEY LLP, 101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800

T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

The following table provides a preliminary reconciliation of preliminary estimated net income, the most directly comparable financial measure calculated in accordance with GAAP, to preliminary estimated Adjusted EBIT for the three months ended February 24, 2019, and a reconciliation of actual net income to actual Adjusted EBIT for the three months ended February 25, 2018.

	Three Months Ended
	February 24, 2019 (Estimated)		February 25, 2018 (Actual)
(in millions)	Low	High
Net income	$130	$146	$(18.6)
Income tax expense	35	39	167.7
Interest expense	19	16	15.5
Loss on early extinguishment of debt	—	—	—
Other (income) expense, net(1)	3	0	9.8
Charges related to the transition to being a public company (2)	2	—	—
Impact of changes in fair value on cash-settled stock based compensation (3)	6	4	4.9
Restructuring and related charges, severance and asset impairment charges, net	—	—	0.3
Pension and postretirement benefit plan curtailment and net settlement losses (gains) (4)	—	—	—

Adjusted EBIT	$195	$205	$179.6

(1)

For the three months ended February 24, 2019, other (income) expense, net includes an estimated $4 million of net periodic benefit costs, primarily interest cost and expected return on plan assets as a result of our adoption of ASU No. 2017-10 in the three months ended February 24, 2019. For the three months ended February 25, 2018, the adoption of ASU No. 2017-10 has not been reflected. Upon adoption of ASU No. 2017-10, the impact to Adjusted EBIT for the three months ended February 25, 2018 will be an increase of $0.9 million.

(2)	Includes fees and expenses in connection with our transition to being a public company, including incremental consulting fees associated with being a public company.
(3)

Includes the impact of the changes in fair value of our Class B common stock following the grant date on cash-settled awards, which are classified as liabilities. Following this offering, we anticipate that we will no longer grant cash-settled awards and will instead grant stock-settled awards to our employees. As a result, the liabilities and stock-based compensation expense subject to the variability of the fair market value at the end of each reporting period would be replaced by stock-based compensation expense based on the grant-date fair value of the awards.

(4)	Includes non-cash pension curtailment and settlement charges.

[***] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

COOLEY LLP, 101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800

T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

The following table provides a preliminary reconciliation of preliminary estimated net income, the most directly comparable financial measure calculated in accordance with GAAP, to preliminary estimated Adjusted Net Income for the three months ended February 24, 2019, and a reconciliation of actual net income to actual Adjusted Net Income for the three months ended February 25, 2018.

	Three Months Ended
	February 24, 2019 (Estimated)		February 25, 2018 (Actual)
(in millions)	Low	High
Net income	$130	$146	$(18.6)
Loss on early extinguishment of debt	—	—	—
Charges related to the transition to being a public company (1)	2	—
Impact of changes in fair value on cash-settled stock based compensation (2)	6	6	4.9
Restructuring and related charges, severance and asset impairment charges, net	—	—	0.3
Pension and postretirement benefit plan curtailment and net settlement losses (gains) (3)	—	—	—
Remeasurement of deferred tax assets and liabilities (4)	—	—	99.2
Tax impact of adjustments (5)	(2)	(1)	(2.4)

Adjusted Net Income	$136	$149	$83.4

(1)	Includes fees and expenses in connection with our transition to being a public company, including incremental consulting fees associated with being a public company.
(2)

Includes the impact of the changes in fair value of our Class B common stock following the grant date on cash-settled awards, which are classified as liabilities. Following this offering, we anticipate that we will no longer grant cash-settled awards and will instead grant stock-settled awards to our employees. As a result, the liabilities and stock-based compensation expense subject to the variability of the fair market value at the end of each reporting period would be replaced by stock-based compensation expense based on the grant-date fair value of the awards.

(3)	Includes non-cash pension curtailment and settlement charges.
(4)	Represents the impact of the re-measurement of our deferred tax assets and liabilities based on the lower rates at which they are expected to reverse in the future as a result of the Tax Act.
(5)

For the three months ended February 24, 2019 income tax impact of such adjustments, we utilize an effective tax rate equal to our estimated income tax expense divided by our estimated income before income taxes. For the three months ended February 25, 2018, we utilize an effective tax rate equal to our income tax expense divided by our income before income taxes, as reflected in our statement of operations for the relevant period, excluding from income tax expense the effect of the $99 million re-measurement described in footnote (2) above. The effective tax rates reflected above are 21% for the three months ended February 24, 2019 and 46% for the three months ended February 25, 2018.

[***] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

COOLEY LLP, 101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800

T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

The following table sets forth the preliminary calculation of preliminary estimated net revenues for the three months ended February 24, 2019, as compared to net revenues on a constant-currency basis for the three months ended February 25, 2018. We calculate constant-currency amounts by translating local currency amounts in the prior-year period at actual foreign exchange rates for the current period.

	February 24, 2019 (Estimated)		% Increase (Decrease) Over Prior Year (Estimated)		February 25, 2018 (Actual)
(in millions)	Low	High	Low	High
Total net revenues:
As reported	$1,420	$1,435	6%	7%	$1,343.7
Impact of foreign currency exchange rates	—	—	—	—	(47.7)

Constant-currency net revenues	$1,420	$1,435	10%	11%	$1,296.0

[***] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

COOLEY LLP, 101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800

T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM